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                         QUEST DIAGNOSTICS INCORPORATED


                                  April 1, 2001


Mr. Richard A. Mahoney
Chairman of the Board and Chief Executive Officer
MedPlus, Inc.
8805 Governor's Hill Drive
Cincinnati, Ohio 45249


                           Quest Diagnostics' Proposal

Dear Mr. Mahoney:

                  Quest Diagnostics Incorporated ("Quest Diagnostics") is pleased to make to MedPlus, Inc. (the "Company") a preliminary non-binding proposal with respect to a possible acquisition (the "Proposed Transaction") by Quest Diagnostics or its affiliate of all of the outstanding shares of common stock, with no par value per share ("Common Stock"), and Series A convertible preferred stock ("Preferred Stock") of the Company that Quest Diagnostics does not already own at a price of $2.00 per share of Common Stock and Preferred Stock payable in cash. We contemplate that the Proposed Transaction will be structured as a merger of a subsidiary of Quest Diagnostics into the Company. For the purposes of this proposal we assume that prior to the effective time of the merger, all securities (other than Preferred Stock) convertible into or exercisable for shares of Common Stock will be converted or exercised. Simultaneously with the execution of a merger agreement with respect to the Proposed Transaction, the principal shareholders of the Company will enter into a voting agreement with Quest Diagnostics in which such principal shareholders will agree to vote all of their shares of capital stock of the Company in favor of the merger and against any alternative transaction and grant Quest Diagnostics an irrevocable proxy in this regard. We value the employees of the Company and are interested in retaining these employees. In this regard, we expect to discuss appropriate arrangements for the Company's employees going forward. In addition, at the time of executing the merger agreement, Quest Diagnostics or the Company will enter into new employment agreements with certain key employees of the Company, such agreements to be effective upon closing of the Proposed Transaction. This preliminary non-binding proposal is subject to the following terms and conditions:

               1. Exclusivity. The Company shall immediately cease and cause to be terminated all existing discussions, negotiations and communications with any persons with respect to any

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Acquisition Proposal (as defined below). From the date of this letter through midnight on April 9, 2001 (the "Restricted Period"), the Company shall not, and shall not permit any of its Representatives (as defined below) to, (i) solicit, initiate, consider, facilitate, encourage or accept any Acquisition Proposal or
(ii) participate in any discussions, negotiations or other communications regarding, or furnish to any other person any information with respect to the Company or is affiliates or the Proposed Transaction, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person to make, any Acquisition Proposal. It is understood that any violation of the foregoing restrictions by any of the Company's Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this obligation by the Company. During the Restricted Period, the Company shall promptly advise Quest Diagnostics of the Company's receipt of any Acquisition Proposal and any request for information, inquiry or contact that may reasonably be expected to lead to or is otherwise related to any Acquisition Proposal, the identity of the person making such Acquisition Proposal, request for information, inquiry or contact and the terms and conditions of such Acquisition Proposal or the substance of such inquiry or contact.

               As used in this letter, (i) the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, partnership or other legal or business entity or any individual, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (ii) the term "Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and other representatives, and (iii) the term "Acquisition Proposal" means any inquiry, proposal or offer (whether written or oral) from any person (other than Quest Diagnostics or any of its affiliates) relating to any direct or indirect acquisition of all or any portion of the Company's capital stock, assets or properties (other than purchases of Company's inventory or other assets in the ordinary course of business consistent with past practice), merger, consolidation, recapitalization, any other business combination or extraordinary transaction involving the Company or any of its subsidiaries.

               2. Public Disclosure. Neither the Company nor Quest Diagnostics shall make any public announcement or disclosure with respect to the Proposed Transaction, the terms thereof or the status of discussions between the Company and Quest Diagnostics , or otherwise disclose such information to any person (other than its Representatives who need to know such information for purposes of the Proposed Transaction), without the other party's prior written consent, unless such disclosure is required by law, rules and regulations of the Securities and Exchange Commission or other regulatory requirements or rules of securities exchanges. The parties shall consult with each other prior to making any public announcement or disclosure with respect to the Proposed Transaction, and the content of any such announcement or disclosure shall be approved by the non-disclosing party.

               3. Access and Cooperation. During the Restricted Period, the Company shall provide Quest Diagnostics and its Representatives with full access to the Company, its Representatives and its and its subsidiaries' books and records and shall, and shall cause its Representatives to, fully cooperate with Quest Diagnostics and its Representatives in their due

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diligence investigation of the Company's and its subsidiaries' assets, properties, liabilities, operations, financial condition and prospects.

               4. Credit Facility. Simultaneously with the execution of a merger agreement with respect to the Proposed Transaction, Quest Diagnostics and the Company will enter into a senior revolving credit agreement (the "Credit Agreement") secured by all of the tangible and intangible assets of the Company and containing covenants and events of default customary for such agreements. The Company will have the right to borrow up to $5,000,000 under the Credit Agreement upon demonstrating to Quest Diagnostics' satisfaction its need for funds based on its projected cash flow over the succeeding 30 days. Interest on any unpaid principal amount borrowed under the Credit Agreement will accrue at the rate of 10% per annum, computed daily, during the first three months after the date of the Credit Agreement, increasing by 1% during each subsequent three-month period. Upon occurrence of any event of default, the rate of interest will be increased by 5% above the applicable rate set forth in the immediately preceding sentence. All amounts of principal and interest outstanding under the Credit Agreement will be payable in a single payment 12 months after the date of the Credit Agreement. In addition, all amounts of principal and interest outstanding under the Credit Agreement will be prepayable from the proceeds of the issuance of shares of capital stock or warrants, options or other securities exercisable for or convertible into capital stock.

               5. Conduct of Business by the Company. During the Restricted Period, the Company shall conduct its business in the ordinary course consistent with past practice and shall not enter into, agree to enter into or consummate (whether or not in the ordinary course of business) any transaction material to the Company or any of its subsidiaries. Without limiting the generality of the foregoing, the Company shall not (i) incur any indebtedness, (ii) enter into any operating or capital lease arrangements, (iii) enter into any new employment or severance agreements or (iv) change any compensation or employee benefits arrangements.

               6. Confidentiality. Quest Diagnostics recognizes that in the course of its due diligence investigation it will receive certain confidential information (the "Confidential Information") with respect to the Company and agrees, except as required by applicable law, regulation or valid legal process ("Law"), to keep the Confidential Information confidential, not to disclose it to any third party, and to use the Confidential Information solely for the purpose of evaluating the Proposed Transaction. Notwithstanding the foregoing, Quest Diagnostics may make the Confidential Information available to its Representatives and third parties which owe to Quest Diagnostics an obligation of confidentiality, provided that such parties are informed of the confidentiality obligations of this paragraph 6. If Quest Diagnostics is required by Law to disclose any Confidential Information, it will provide the Company with prompt notice of any such requirement and will use its reasonable efforts to disclose only that portion of the Confidential Information that is legally required to be disclosed and to ensure that all Confidential Information so disclosed will be accorded confidential treatment. The obligations of this paragraph 6 do not apply to information that (a) is or becomes publicly available (other than as a result of a breach of confidentiality obligations hereunder), (b) was disclosed by the Company to third parties without restrictions on disclosure, (c) was received by Quest Diagnostics from a third party not known to Quest Diagnostics at the time of disclosure by such third party as owing a confidentiality obligation to the Company, (d) was known to Quest

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Diagnostics or any of its Representatives prior to disclosure by the Company or the Company's Representatives or (e) was independently developed by Quest Diagnostics or its Representatives without reference to the Confidential Information. Upon the request of the Company, Quest Diagnostics shall promptly deliver to the Company all Confidential Information furnished to it by or on behalf of the Company. In the event of such request, all other written materials prepared by Quest Diagnostics or its Representatives that contain any Confidential Information shall be destroyed. Upon request by the Company, Quest Diagnostics will confirm in writing the fact of such destruction. Notwithstanding the return or destruction of the Confidential Information, Quest Diagnostics will continue to be bound by its confidentiality obligations hereunder. The confidentiality obligations contained herein will terminate on the first anniversary of the date of this letter.

               7. Legal Effect. Quest Diagnostics' proposal with respect to the Proposed Transaction contained in this letter is preliminary and non-binding and is subject to completion by Quest Diagnostics to its satisfaction of the due diligence investigation of the Company and its subsidiaries, negotiation and execution of definitive agreements (including a merger agreement, the Credit Agreement and the voting and employment agreements described above) with respect to the Proposed Transaction satisfactory in form and substance to Quest Diagnostics and the Company and approval by the Board of Directors of each of Quest Diagnostics and the Company of the Proposed Transaction. Until the definitive agreements are executed by Quest Diagnostics and the Company, neither party will be under any legal obligation to enter into the Proposed Transaction. Notwithstanding anything to the contrary in this paragraph 7, the specific provisions contained in paragraphs 1 through 9 of this letter are legally binding on and enforceable against Quest Diagnostics and the Company, as applicable.

               8. Expenses. All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, financial advisors, experts and consultants) incurred by a party hereto or on its behalf in connection with or related to negotiation of the Proposed Transaction shall be paid by the party incurring such expenses.

               9. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts executed in and to be performed entirely in that State.

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               Please indicate your acceptance of the terms of this letter
(which terms are intended to be legally binding on the parties hereto as, and to the extent, set forth herein) by signing in the space provided below. We look forward to working with you on this transaction.


                                         Very truly yours,

                                         QUEST DIAGNOSTICS INCORPORATED


                                         By:
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                                             Name:  Surya N. Mohapatra
                                             Title: Chief Operating Officer


Accepted and agreed as of
the date first written above:

MEDPLUS, INC.


By:
   ------------------------------
    Name: Richard A. Mahoney
    Title: Chief Executive Officer





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